                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 7)


                          CLAYTON WILLIAMS ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    969490101
                                 (CUSIP Number)


                       CLAYTON W. WILLIAMS, JR., PRESIDENT
                          CLAYTON WILLIAMS ENERGY, INC.
                           SIX DESTA DRIVE, SUITE 6500
                              MIDLAND, TEXAS 79705
                                 (915) 682-6324
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 30, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement ______. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                                   ------------------------------------------------------------
CUSIP No.    96949010 1                                                       Page     2        of      8     Pages
             ----------                                                            ---------        ---------
---------------------------------                                   ------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Clayton W. Williams, Jr., S.S. No. ###-##-####
--------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) |X|
                                                                                                                        (b) | |

--------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          | |

--------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
    NUMBER OF
     SHARES                            545,781
  BENEFICIALLY      ------------------------------------------------------------------------------------------------------------
    OWNED BY          8       SHARED VOTING POWER
      EACH
    REPORTING                        4,026,367
     PERSON         ------------------------------------------------------------------------------------------------------------
      WITH            9       SOLE DISPOSITIVE POWER

                                       555,979
                    ------------------------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                                       4,016,169
--------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,572,148
--------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           | |

--------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    49.7%
--------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------------                                   ------------------------------------------------------------
CUSIP No.    96949010 1                                                       Page     3        of      8     Pages
             ----------                                                            ---------        ---------
---------------------------------                                   ------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Clayton Williams Partnership, Ltd.  Tax ID No. 75-2477608
--------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) |X|
                                                                                                                        (b) | |
--------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          | |

--------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
    NUMBER OF
     SHARES                            -0-
  BENEFICIALLY     -------------------------------------------------------------------------------------------------------------
    OWNED BY          8       SHARED VOTING POWER
      EACH
    REPORTING                          3,972,009
     PERSON        -------------------------------------------------------------------------------------------------------------
      WITH            9       SOLE DISPOSITIVE POWER

                                       -0-
                   -------------------------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                                       3,972,009
--------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,972,009
--------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           | |

--------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.2%
--------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------------                                   ------------------------------------------------------------
CUSIP No.    96949010 1                                                       Page     4        of      8     Pages
             ----------                                                            ---------        ---------
---------------------------------                                   ------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Clajon Holding Corporation - Tax ID No. 75-1776495
--------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) |X|
                                                                                                                        (b) | |

--------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          | |

--------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
    NUMBER OF
     SHARES                            -0-
  BENEFICIALLY      ------------------------------------------------------------------------------------------------------------
    OWNED BY          8       SHARED VOTING POWER
      EACH
    REPORTING                          3,972,009
     PERSON         ------------------------------------------------------------------------------------------------------------
      WITH            9       SOLE DISPOSITIVE POWER

                                       -0-
                    ------------------------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                                       3,972,009
--------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,972,009
--------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           | |

--------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.2%
--------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------------                                   ------------------------------------------------------------
CUSIP No.    96949010 1                                                       Page     5        of      8     Pages
             ----------                                                            ---------        ---------
---------------------------------                                   ------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CWPLCO, Inc. - Texas ID No. 75-2570358
--------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) |X|
                                                                                                                        (b) | |
--------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          | |

--------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
    NUMBER OF
     SHARES                            -0-
  BENEFICIALLY       -----------------------------------------------------------------------------------------------------------
    OWNED BY          8       SHARED VOTING POWER
      EACH
    REPORTING                          3,972,009
     PERSON          -----------------------------------------------------------------------------------------------------------
      WITH
                      9       SOLE DISPOSITIVE POWER

                                       -0-
                     -----------------------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                                       3,972,009
--------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,972,009
--------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           | |

--------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    44.2%
--------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

INTRODUCTION.

         The following is an amendment (this "Amendment") to that certain
Schedule 13D filed by the reporting persons filing this statement (collectively, the "Reporting Persons"), being Clayton W. Williams, Jr. ("Mr. Williams"), Clayton Williams Partnership, Ltd. ("Williams Partnership"), Clajon Holding Corporation ("Holdings") and CWPLCO, Inc. ("CWPLCO"), or their predecessors as follows:

         Original Schedule 13D      -       June 4, 1993
         Amendment 1                -       September 2, 1993
         Amendment 2                -       January 12, 1994
         Amendment 3                -       April 3, 1995
         Amendment 4                -       October 19, 1995
         Amendment 5                -       May 1, 1996
         Amendment 6                -       November 19, 1996

(collectively, the "Original 13D, as amended"), to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value (the "Common Stock"), of Clayton Williams Energy, Inc. (the "Issuer") by the Reporting Persons.

         The changes in beneficial ownership reported herein are primarily the result of shares of Common Stock issued to Mr. Williams under the Issuer's Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary and shares of Common Stock covered by stock options held by Mr. Williams which have become vested.

         Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment. Except as expressly amended and modified by this Amendment, the Original 13D, as amended, remains unchanged and in full force and effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Since the date of Amendment No. 6 to Schedule 13D filed by the Reporting Persons, Mr. Williams has acquired beneficial ownership of 299,485 shares of Common Stock in addition to the beneficial ownership reflected in said Amendment No. 6. Of those additional shares, 184,352 are shares covered by stock options held by Mr. Williams which became exersiable after Amendment No. 6 and 93,254 are shares issued to Mr. Williams under the Issuer's Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary. The other additional shares include those acquired by Mr. Williams' spouse and children, by a trust of which Mr. Williams is a trustee and for Mr. Williams' account in the Issuer's 401(k) Plan and Trust.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

                  (a) The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Williams Partnership, Holdings and CWPLCO is 3,972,009 shares, which constitutes approximately 44.2% of the issued and outstanding shares of Common Stock. Those 3,972,009 shares are owned of record by Williams Partnership (3,686,325 shares, 41.0%) and CWPLCO (285,684 shares, 3.2%). Additionally, Mr. Williams beneficially owns an additional 600,139 shares of Common Stock, including 208,657 shares which Mr. Williams has the right to acquire within sixty (60) days hereof through the exercise of stock options. Therefore, Mr. Williams' total beneficial ownership is 4,572,148 shares of Common Stock, constituting approximately 49.7% of the total deemed outstanding shares of Common Stock (determined as if the shares which Mr. Williams has the right to acquire within sixty (60) days are outstanding).

                  The aggregate number of shares of Common Stock beneficially owned by each of the other persons named in Item 2 of the Original 13D, as amended, is as follows: (1) L. Paul Latham, 8,873 shares, including 7,725 shares which Mr. Latham has the right to acquire beneficial ownership within sixty (60) days hereof through the exercise of stock options; (2) T. Mark Tisdale, 11,992 shares, including 4,950 shares which Mr. Tisdale has the right to acquire beneficial ownership within sixty (60) days hereof through the exercise of stock options; (3) Mel
         G. Riggs, 6,469 shares, including 4,000 shares which Mr. Riggs has the right to acquire within sixty (60) days hereof through the exercise of stock options. The number of shares beneficially owned by each of these three persons, taken individually or as a whole, constitute less than 1% of the total issued and outstanding shares of Common Stock.

                  (b) Mr. Williams, Williams Partnership, Holdings and CWPLCO share the power to vote or to direct the vote and the power to dispose or direct the disposition of all of the 3,972,009 shares of Common Stock beneficially held by them as a group as described in paragraph
         (a) of this Item 5. With respect to the 600,139 additional shares of Common Stock which Mr. Williams beneficially owns or has the right to acquire, as described in paragraph (a) of this Item 5, Mr. Williams has the sole power to vote and sole power to dispose of 545,781 of those shares and the sole power to dispose of an additional 10,198 of those shares (the power to vote these 10,198 shares is held by the trustee of the Issuer's 401(k) Plan and Trust). The remaining 44,160 shares are beneficially owned by Mr. Williams through his spouse, his children residing with him and a trust of which Mr. Williams is a trustee, and he shares the power to vote and the power to dispose of those shares. Each of the other persons identified in paragraph (a) of this Item 5 have the sole power to vote and the sole power to dispose of all of the shares beneficially owned by each of them as described in paragraph (a) of this Item 5, except for (i) shares held for the account of each of Mr. Latham (1,148 shares), Mr. Tisdale (5,170 shares) and Mr. Riggs (1,089 shares) in the Issuer's 401(k) Plan and Trust, over which such persons hold dispositive power with the power to vote such shares held by the trustee of said 401(k) Plan and Trust, and (ii) 1,382 shares over which Mr. Riggs has a power of attorney and shares the power to vote and to dispose of those shares.

                  (c) Mr. Williams acquired 2,489 shares on August 8, 1999, and 2,420 shares on September 1, 1999, under the Issuer's Executive Incentive Stock Compensation Plan in lieu of cash payment of his salary, which are the only transactions effected by the

         Reporting Persons in the Common Stock for a period of sixty (60) days prior to the date hereof.

                  (d)      None.

                  (e)      Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          October 8, 1999                   /s/ CLAYTON W. WILLIAMS, JR.
-----------------------------------     ------------------------------------
Date                                    Clayton W. Williams, Jr.

                                        Clayton Williams Partnership, Ltd.

                                        By:      CWPLCO, INC.
                                                          General Partner

          October 8, 1999               By:       /s/ L. PAUL LATHAM
-----------------------------------        ---------------------------------
Date                                       L. Paul Latham, Vice President

                                        Clajon Holding Corporation

          October 8, 1999               By:        /s/ L. PAUL LATHAM
-----------------------------------        ---------------------------------
Date                                       L. Paul Latham, Vice President

                                        CWPLCO, Inc.

          October 8, 1999               By:        /s/ L. PAUL LATHAM
-----------------------------------        ---------------------------------
Date                                       L. Paul Latham, Vice President